 Exhibit 21

SUBSIDIARIES

China Education Alliance, Inc. has the following subsidiaries:

Name	Jurisdiction	Percentage of Ownership

1. Harbin Zhong He Li Da Education Technology, Inc.	The People’s Republic of China	100%

2. Zhonghe Education Training Center	The People’s Republic of China	100%

3. Beijing Hua Yu Hui Zhong Technology Development Co., Limited.	The People’s Republic of China	70%